UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77151 / February 17, 2016

Admin. Proc. File No. 3-16947

In the Matter of

INELCO CORP., and
TELIPHONE CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Inelco Corp. or Teliphone Corp. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Inelco Corp. and Teliphone Corp.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Inelco Corp. and Teliphone Corp. are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Inelco Corp. and Teliphone Corp.,* Initial Decision Release No. 934 (Dec. 31, 2015), 113 SEC Docket 03, 2015 WL 9583332. The stock symbols and Central Index Key numbers are: INLC and 1427352 for Inelco Corp.; and TLPH and 1101783 for Teliphone Corp.

INITIAL DECISION RELEASE NO. 934
ADMINISTRATIVE PROCEEDING
File No. 3-16947

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of INELCO CORP., and TELIPHONE CORP.	INITIAL DECISION OF DEFAULT December 31, 2015

APPEARANCES: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

Gilles Poliquin and Lawry Trevor-Deutsch, for Teliphone Corp.

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of Respondents' registered securities due to their failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On November 6, 2015, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an Order Instituting Administrative Proceedings (OIP). The OIP alleges that Respondents have securities registered with the Commission under Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. Respondents were served with the OIP by November 13, and their Answers were due by November 27, 2015. *Inelco Corp.*, Admin. Proc. Rulings Release No. 3357, 2015 SEC LEXIS 4894 (Nov. 30, 2015). On November 30, 2015, I noted that Respondents had not filed Answers to the OIP, and I ordered them to show cause by December 10, 2015, why the registrations of their securities should not be revoked by default due to their failures to file Answers or otherwise defend the proceeding. *Id.* EDGAR reflects that on December 3, 2015, Teliphone Corp. filed a Form 15-12G to terminate the registration of its securities. *See* 17 C.F.R. § 201.323 ("[o]fficial notice may be taken of . . . any matter in the public official records of the Commission"). However, to date, no Respondent has responded to the show cause order.

On December 14, 2015, I held a telephonic prehearing conference at which counsel for the Division of Enforcement and counsel for Teliphone Corp. appeared, but Inelco Corp. did not. *Inelco Corp.*, Admin. Proc. Rulings Release No. 3394, 2015 SEC LEXIS 5072 (Dec. 14, 2015). Following the prehearing conference, I allowed Teliphone Corp. until December 21, 2015, to file an Answer and respond to the show cause order. *Id.* During the conference and in the order following it, I made clear that Teliphone Corp. needed to file by December 21 the "two things that ha[d] been missed" by the company—an answer to the OIP and a response to the order to show cause. Tr. 6; *Inelco Corp.*, 2015 SEC LEXIS 5072. I also made clear that the company was "very much risking a default" having "missed both of [the initial] deadlines" and also would "very much . . . risk me entering a default" if the company failed to respond to the show cause order or file an answer by the extended December 21 deadline. Tr. 6.

On December 21, Teliphone Corp. addressed an e-mail to counsel for the Division that copied this office. The e-mail attached the company's December 2015 Form 15-12G, as well as a document purporting to "Show Cause for Delay in Filing Form 15," "ask[ing] to be excused for not filing Form 15 on time," and captioned with the company's EDGAR file number rather than with the file number of this administrative proceeding. To date, those documents have not been filed with the Office of the Secretary, as required by Rule of Practice 151, and despite Teliphone Corp. having previously been referred to the "Instructions for Respondents" document available on the Commission's website. *See* 17 C.F.R. § 201.151; https://www.sec.gov/alj/alj-instructions-for-respondents.pdf. Even had the documents attached to Teliphone Corp.'s December 21 e-mail been properly filed, the company would still be in default because neither of those documents answered the OIP's allegations or showed cause regarding the company's failure to timely file an Answer. Therefore, both Teliphone Corp. and Inelco Corp. are in default, as neither Respondent has filed an Answer or responded to the order to show cause.[1]

FINDINGS OF FACT

Respondents are in default for failing to file Answers, attend the prehearing conference (with respect to Inelco Corp.), or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I deem the OIP's allegations to be true.

Inelco Corp., Central Index Key (CIK) No. 1427352, is a revoked Nevada corporation located in Coral Springs, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2013, which reported a net loss of $5,528,948 from the company's December 31, 2007, inception to June 30, 2013. As of October 26, 2015, the company's stock (symbol "INLC") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

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[1] On December 29, 2015, the Division filed a motion for default with respect to Teliphone Corp. The Division's motion is denied as moot.

Teliphone Corp., CIK No. 1101783, is a Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2013, which reported a net loss of $432,470. As of October 26, 2015, the company's stock (symbol "TLPH") was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondents failed to file timely periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors will be adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because the failures constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings,* 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's*

Sunshine Prods., Inc., Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance, or through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP, responded to the show cause order, or as to Inelco, otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations. They have also made no assurances against further violations.

Moreover, revocation should occur with respect to Teliphone Corp. despite the company's filing of a Form 15 "because voluntary termination of its registration would allow for continued quoting and trading of its securities by broker-dealers, and by failing to [a]nswer or [show cause] . . . , [Teliphone Corp.] forfeited the opportunity to explain why unrestricted trading of its securities should continue despite its continued failure to provide public information about the company." *Earth Dragon Res., Inc.*, Initial Decision Release No. 786, 2015 SEC LEXIS 1702, at *7 (May 4, 2015).

For these reasons, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

ORDER

It is ORDERED that, under Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Inelco Corp. and Teliphone Corp. are REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge